EXHIBIT 14

EX-14 CODE OF BUSINESS CONDUCT AND ETHICS

USANA Health Sciences, Inc.

CODE OF ETHICS FOR DIRECTORS AND EMPLOYEES

As amended, effective February 3, 2004

                This Code of Ethics for Directors, Officers, and Employees (the “Code”) has been adopted by the Board of Directors of USANA Health Sciences, Inc. (the “Board” and the “Company”), effective as of the above date.  The purpose of this Code is to encourage directors, officers, and employees of the Company to conduct themselves in an ethical manner and to deter them from wrongdoing in the course of the Company’s business.  This Code has been adopted pursuant to the requirements of Rule 4350(n) of the National Association of Securities Dealers (the “NASD”).  This rule is applicable to the Company because its shares of stock are traded on the Nasdaq Stock Market, which is administered by the NASD.  This NASD Rule 4350(n) also incorporates in its requirements the requirements of a code of ethics as prescribed by Section 406 of the Sarbanes-Oxley Act of 2002 (the “Act”) and the related regulations that have been promulgated by the U.S. Securities and Exchange Commission (the “SEC”).

                Covered Persons.  The persons who shall be covered by this Code are all members of the Company’s Board and all of the Company’s employees.  These persons are hereafter collectively referred to as “Directors and Employees.”

                Honest and Ethical Behavior.  The Directors and Employees shall act in a reasonably honest and ethical manner in conducting the business of the Company.

                Conflicts of Interest.  Whenever a Director or Employee shall have a direct or indirect personal interest in a transaction with the Company, the Director or Employee shall make reasonable efforts to disclose both the fact and the nature of such conflict to the Chairman of the Board and/or other appropriate officer of the Company in advance of the Company’s taking any action with respect thereto.

                Disclosures to the SEC and to the Public.  The Company is required from time to time to file reports and documents with the SEC (the “Reports”).  Additionally, the Company may from time to time make other required or permitted disclosures to the public (“Public Disclosures”).  Whenever a Director or Employee shall have responsibility for the preparation of these Reports and/or Public Disclosures, or shall be involved in the process of preparing such Reports and/or Public Disclosures, the Director or Employee shall take reasonable steps to ensure that they are materially accurate and complete, that they are reasonably understandable to an average, adult investor, and, if they are required to be filed with the SEC, that they are so filed in a timely manner.

                Compliance with Laws.  The Directors and Employees shall make reasonable efforts to comply materially with all applicable governmental laws, rules, and regulations in conducting the Company’s business.

                Reports of Violations of this Code.  If a Director or Employee either personally violates this Code or becomes aware that another Director or Employee has violated this Code, the Director or Employee shall promptly notify the Chairman of the Board, the Chief Executive Officer, or the President of such violation.  If the Director or Employee believes that such notification would not result in a reasonable remedying response, the Director or Employee shall promptly notify such other member(s) of the Board or officers of the Company who the Director or Employee believes will provide a reasonable remedying response.

                Determination of Whether a Violation has Occurred.  Upon receiving a report of an alleged violation of the Code, the person(s) who receives such report shall promptly conduct a reasonable investigation of the allegations to determine if such allegations are true and if they constitute a violation of the Code. Such investigation shall include the interview of appropriate witnesses, including the accused person, and the collection of relevant documents.  In conducting such an investigation, the investigators will keep reasonable records of their actions.  Prior to the imposition by the Board of any sanctions, as described below, the accused person shall have a reasonable opportunity to present his or her case to the Board or to an appropriate committee thereof.

                Sanctions.  If, after a reasonably inquiry, the Board (or an appropriate committee thereof) determines that a Director or Employee has violated any provision of this Code, then the Board (or the committee) shall have the authority to recommend or impose such sanctions, including dismissal, on such Director or Employee as the Board shall determine in its discretion.  In this regard, the Board shall act promptly and consistently.

                Protection of Persons Who Report Violations.  No Director or Employee shall take any action to retaliate in any manner against a person who reports a possible violation of this Code, and such retaliation shall itself constitute a separate violation of this Code.

                Waivers. Any waiver of this Code shall only be made by the Board.  If the Board grants a waiver of this Code to a member of the Board or to an executive officer of the Company, then the Company shall publicly disclose such waiver, using SEC Form 8-K (as it may be amended).  Any other waiver need not be publicly disclosed in this manner.

                Public Availability.  The Company shall make this Code publicly available by appropriate means.

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